CAVU TECHNOLOGY ACQUISITION CORP.

4830 West Kennedy Boulevard, Suite 600

Tampa, FL 33609

January 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:	CAVU TECHNOLOGY ACQUISITION CORP.

Registration Statement on Form S-1

Filed March 18, 2021

File No. 333-254468

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), CAVU Technology Acquisition Corp., a Delaware company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 18, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Barry Shevlin, Chief Executive Officer, CAVU Technology Acquisition Corp., at the above-mentioned address, with a copy to Michael J. Blankenship, Winston & Strawn LLP, 800 Capital St., Suite 2400, Houston, TX 77002.

Please do not hesitate to contact Michael J. Blankenship at (713) 651-2600 if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely yours,

CAVU TECHNOLOGY ACQUISITION CORP.,

By:	/s/ Barry Shevlin

Barry Shevlin

Chief Executive Officer

cc:	Michael J. Blankenship

Winston & Strawn LLP